May 8, 2006

VIA EDGAR

Robert Telewicz
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Maguire Properties, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-31717

Dear Mr. Telewicz:

We are providing to you Maguire Properties, Inc.'s (the "Company") responses to the comments in your letter of April 25, 2006 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented.

2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 78

1. Tell us your basis in GAAP for generally recognizing 50% of leasing fees upon the execution of a lease. Specifically, tell us how you considered question 18 of SAB 104 in determining your policy.

RESPONSE:

We recognize lease commission revenue when legally earned under the provisions of the underlying lease commission agreement with the landlord. Revenue recognition generally occurs 50% upon lease signing, when the first half of the lease commission becomes legally payable with no right of refund, and 50% upon tenant move in, when the second half of the lease commission becomes legally payable with no right of refund. In circumstances where the landlord has a right of refund where the tenant does not ultimately move in, or where the landlord is not required to pay us all or a portion of a lease commission until the tenant moves in, we defer revenue recognition until the tenant moves in or the Landlord no longer legally has a right of refund. We believe our accounting policy is consistent with the guidance in Question 18 of Staff Accounting Bulletin 104. The Staff should note that lease commissions have historically accounted for an insignificant portion of our revenue, and we do not anticipate a change in this experience going forward. To further clarify our accounting policy, we will expand our discussion of our accounting policy for the recognition of lease commission revenue in our 1st quarter Form 10-Q to add an example of a contingency that would require the deferral of the recognition of revenue.

22. Joint Venture, page 103

2. We note your disclosure that you will not recognize gain in connection with your contribution of Cerritos Corporate Center to the Joint Venture presumably because of continuing involvement in the form of the loan guarantee. Tell us whether any gain will be recognized in conjunction with your contribution of the other four properties to the Joint Venture. To the extent that a gain will be recognized, tell us how you considered paragraph 34 of SFAS 66 and paragraph 30 of SOP 78-9 in determining that gain recognition would be appropriate and the amount of gain to be recognized. Further, tell us what consideration you gave to disclosing your accounting policy applicable to the contributions of properties to joint ventures.

RESPONSE:

The staff is correct that we will not recognize a gain on the contribution of Cerritos Corporate Center (“Cerritos”) to Maguire Macquarie Office, LLC (“Joint Venture”) because we view the guarantee we have provided to the Joint Venture of its new mortgage financing obtained by the Joint Venture through January 2009 as continuing involvement in accordance with Paragraph 33c of SFAS 66. We have deferred a gain of approximately $20.0 million, representing our sale of an 80% interest in Cerritos Corporate Center to Macquarie Office LLC (“Macquarie”), our Joint Venture partner. This gain will be recognized upon the expiration of our debt guarantee in January 2009.

We will recognize a gain of approximately $108.5 million in the three months ended March 31, 2006 on our contribution of the other four properties (One California Plaza, Wells Fargo Center - Denver, Washington Mutual Irvine Campus and San Diego Tech Center) to the Joint Venture. This represents a gain on our sale of an 80% interest in the other four properties to Macquarie. We considered the guidance in paragraph 34 of SFAS 66 and paragraph 30 of SOP 78-9 to reach our conclusion that our contribution of the other four properties to the Joint Venture qualifies as a partial sale.

This transaction consisted of Maguire contributing the five properties described above to the Joint Venture in exchange for a 20% interest in the Joint Venture and the receipt of approximately $363.0 million in cash, representing Macquarie’s purchase of an 80% interest in the properties, net of the assumption of existing property debt. Subsequent to the contributions, Maguire owns a 20% interest and Macquarie owns an 80% interest in the Joint Venture. Similar to the example described in paragraph 30 of SOP 78-9, Maguire is not committed to re-invest the cash it received as consideration for the 80% interest in the five properties contributed to the Joint Venture. As such, the substance of the contribution of our five properties to the Joint Venture is a sale of an 80% interest to Macquarie. As part of the contribution agreement, Maguire is responsible to fund certain pre-existing future obligations as they come due, primarily related to existing leases. This funding obligation is limited by the terms of the agreement and in accordance with Paragraph 25 of SFAS 66; the gain we recognized on this transaction was reduced by our maximum exposure to fund these obligations.

We considered paragraphs 33 and 34 of SFAS 66 and concluded that the transaction qualifies as a partial sale. We considered the provisions of EITF 04-05 and concluded that Maguire does not control the Joint Venture due to substantive participating rights held by Macquarie through the Joint Venture agreement. Accordingly, we have recorded a gain on sale of the 80% interest in the other four properties to Macquarie. Our 20% equity interest in the Joint Venture has been recorded at our historical net book value of the 5 properties contributed.

As the Joint Venture transaction described above closed on January 5, 2006, we considered it a subsequent event and did not include disclosure about our accounting policy for the contribution of such properties to the Joint Venture. We will disclose our accounting policy applicable to the contribution of properties to the Joint Venture in our Form 10-Q for the three months ended March 31, 2006.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

▪	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

RESPONSE:

The Company concurrently herewith is providing a written statement acknowledging the matters referenced in the three bullet-points above, the form of which is attached hereto as Appendix A.

If you have any additional questions, please feel free to call the undersigned at (213) 891-8371 to discuss them.

Very truly yours,
Maguire Properties, Inc.
By:	/s/ Dallas E. Lucas Name: Dallas E Lucas Title: Executive Vice President and Chief Financial Officer

cc:   Mark T. Lammas, Esq.
        Shant Koumriqian

APPENDIX A

May 8, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Attention: Robert Telewicz

Re:	Maguire Properties, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-31717

Ladies and Gentlemen:

Maguire Properties, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Securities and Exchange Commission (the “Commission”), (b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Maguire Properties, Inc.
By:	/s/ Dallas E. Lucas Name: Dallas E Lucas Title: Executive Vice President and Chief Financial Officer